UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 22, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release:
AngloGold Ashanti Holdings plc Announces Results of Cash
Tender Offer for Any and All of the 3.50% Guaranteed
Convertible Bonds Due 2014 of AngloGold Ashanti Holdings
Finance plc

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
22 August 2013
AngloGold Ashanti Holdings plc Announces Results of Cash Tender Offer for Any
and All of the 3.50% Guaranteed Convertible Bonds Due 2014 of AngloGold Ashanti
Holdings Finance plc
Douglas, Isle of Man – August 22, 2013 -- AngloGold Ashanti Holdings plc (the “Company”) today announced the final results of its tender offer for any and all of the outstanding 3.50% Guaranteed
Convertible Bonds Due 2014 (CUSIP/ISIN Nos. 03512QAA5/US03512QAA58 and G03791AA1/
XS0430548056) (the “Bonds”) of AngloGold Ashanti Holdings Finance plc, which expired at 11:59 p.m., New
York City time, on Wednesday, August 21, 2013.
The Company has accepted for purchase $725,900,000 in aggregate principal amount of Bonds, at a purchase price of $1,015 for each $1,000 principal amount of such Bonds validly tendered and not validly withdrawn, plus accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the
Offer, for an aggregate cost of $743,210,698.38. Following the completion of the tender offer and the cancellation of Bonds that were validly tendered and not validly withdrawn, $6,600,000 in aggregate principal amount of Bonds will remain outstanding. AngloGold Ashanti Holdings Finance plc currently intends to redeem the remaining outstanding Bonds at their principal amount, together with accrued interest on such
Bonds up to, but excluding, the redemption date, following the completion of the tender offer.
The settlement date for the tender offer is expected to be August 23, 2013.
The tender offer was made pursuant to the Offer to Purchase, dated July 25, 2013, as amended on August
1, 2013, August 6, 2013 and August 15, 2013 (as amended, the “Offer to Purchase”), that was filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on July 25, 2013, as
amended on August 1, 2013, August 6, 2013 and August 15, 2013.
Global Bondholder Services Corporation was the Depositary and Information Agent, and Citigroup Global
Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. were the Dealer Managers in connection with the tender offer. All inquiries about the tender offer should be directed to Global Bondholder
Services Corporation, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. or Goldman, Sachs &
Co. at the telephone numbers listed below:

The Depositary:
Global Bondholder Services Corporation
By Regular, Registered or
Certified Mail;
Hand or Overnight Delivery:
Global Bondholder Services
Corporation
65 Broadway – Suite 404
New York, New York 10006
Attention: Corporate Actions
By Facsimile Transmission:
212-430-3775 (for eligible
institutions only)
Attention: Corporate Actions
To confirm receipt of facsimile by
telephone:212-430-3774
Banks and Brokers Call Collect:
212-430-3774
All Others Call Toll Free:
+1-866-470-3900
The Information Agent:
Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
Attention: Corporate Actions
Banks and Brokers Call: 212-430-3774
Call Toll Free: +1-866-470-3900
Email:
contact@gbsc-usa.com
The Dealer Managers for the Offer are:
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
390 Greenwich Street, 1st Floor
New York, New York 10013
United States of America
Attention: Liability Management Group
60 Wall Street
New York, New York 10005
United States of America
Attention: Liability Management
Group
200 West Street
New York, New York 10282
United States of America
Attention: Liability
Management Group
Toll Free (US): +1-800-558-3745
Toll-free (US): +1-855-287-1922
Toll Free (US): +1-800-828-3182
Collect (US): +1-212-723-6106 Collect (US): +1-212-250-7527 Collect (US): +1-212-902-
6941
Europe: +44-20-7986-8969
Telephone (Europe): +44-20-
7545-8011
Europe: +44-20-7774-9862
Email:
liabilitymanagement.europe@citi.com
Email (Europe):
liability.management@db.com
Email
(Europe):liabilitymanagement.
eu@gs.com
Contacts

Media
Tel:
E-mail:
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)
+44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Tracy Garrett
+44 1624 697 280
tgarrett@AngloGoldAshanti.co.im
General inquiries
investors@anglogoldashanti.com

Forward Looking Statements
Certain statements contained in this news release, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of the
Company and its affiliates’ operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of the Company and its affiliates’
exploration and production projects and the completion of acquisitions and dispositions, the Company and its affiliates’
liquidity and capital resources, the results of financing transactions and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-
looking statements regarding the Company and its affiliates’ operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause the Company and its affiliates’ actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although the Company and its affiliates believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results and forecasts could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, success of business and operating initiative, changes in the regulatory environment and other government actions, including environmental approval, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings and business and operational risk management and other factors as determined in “Risk factors” in the Company’s Prospectus Supplement filed with the SEC on July
26, 2013. These factors are not necessarily all of the important factors that could cause the Company or its affiliates’
actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
Neither the Company nor any of its affiliates undertake any obligation to update publicly or release any revisions to these forward-looking statements to events or circumstances after the date of the Offer to Purchase or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to the Company or its affiliates or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 22, 2013
By:      /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary